Exhibit 99.1

Noah Education Holdings Ltd. Announces Completion of Merger

SHENZHEN, China, July 30, 2014 — Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger dated April 2, 2014, which was amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of June 9, 2014 (as amended, the “Merger Agreement”), among the Company, Rainbow Education Holding Limited (“Parent”) and Rainbow Education Merger Sub Holding Limited. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 25, 2014, each outstanding ordinary share of the Company (“Share”) has been cancelled in exchange for the right to receive $2.85 per Share and each American depositary share (“ADS”), each representing one Share, has been cancelled in exchange for the right to receive $2.85 per ADS (less $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement, dated October 18, 2007 among the Company, The Bank of New York Mellon (the “ADS Depositary”) and all holders from time to time of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, other than (a) certain Shares held by each of the Rollover Shareholders as set forth in a support agreement dated as of April 2, 2014, which was amended by Amendment No. 1 to the Support Agreement dated as of June 9, 2014, entered into by the Rollover Shareholders and Parent, (b) Shares held by Parent, the Company or any of their Subsidiaries, and (c) Shares held by the ADS Depositary that are not represented by ADSs, all of which were cancelled and ceased to exist at the effective time of the Merger for no consideration. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the merger consideration will be made to surrendering ADS holders and holders of ADSs in uncertificated form as soon as practicable after the ADS Depositary receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) to be suspended as of 4:00 p.m. (New York time) on July 30, 2014. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Noah Education Holdings Ltd.

Noah Education Holdings Ltd. (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com